UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PURE BIOSCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

74621T209
(CUSIP Number of Common Stock Underlying Warrants)

Henry R. Lambert
Chief Executive Officer
1725 Gillespie Way
El Cajon, California 92020
Phone: (619) 596-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Jeffrey C. Thacker, Esq.
Ryan J. Gunderson, Esq.

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

3570 Carmel Mountain Rd., Suite 200
San Diego, California 92130
Tel: (858) 436-8064
Fax: (877) 881-9192

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)(3)
$9,120,187	$1,057.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 7,664,022 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended; (ii) outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015, as amended and (iii) outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017. The transaction value is calculated pursuant to Rule 0-11 using $1.19 per share of common stock, which represents the average of the high and low sales price of the common stock on August 22, 2017, as reported by the OTCQB.

(2)	Calculated by multiplying the transaction value by 0.0001159.

(3)	Previously Paid

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,057.03
Form or Registration Number: Schedule TO-I
Filing Party: Pure Bioscience, Inc.
Date Filed: August 25, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2017, as amended on September 6, 2017 and September 26, 2017 (collectively, the “Schedule TO”).

The Schedule TO relates to the Company’s offer to amend and exercise (the “Offer to Amend and Exercise”) to (i) reduce the exercise price of the warrants to purchase 4,104,980 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on August 29, 2014, as amended (the “2014 Warrants”) from $0.75 per share to $0.60 per share of common stock in cash, (ii) reduce the exercise price of outstanding warrants to purchase 1,986,101 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on November 23, 2015 (the “2015 Warrants”) from $0.45 per share to $0.40 per share of common stock in cash, (iii) reduce the exercise price of the outstanding warrants to purchase 1,572,941 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on January 23, 2017 (the “2017 Warrants”, together with the 2014 Warrants and 2015 Warrants, the “Original Warrants”) from $1.25 per share to $0.85 per share of common stock in cash, (iv) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Pacific Time) on September 25, 2017, as may be extended by the Company in its sole discretion (“Expiration Date”) unless extended until the Subsequent Expiration Date (as defined below), (v) delete the cashless exercise provisions in the Original Warrants and (vi) delete the price-based anti-dilution provisions contained in the 2015 Warrants.

Additionally, the Company requested the holders of a majority of the shares issuable upon exercise of the 2014 Warrants (the “2014 Requisite Majority”), 2015 Warrants (the “2015 Requisite Majority”) and 2017 Warrants (the “2017 Requisite Majority”) to approve an amendment of all of the outstanding 2014 Warrants, 2015 Warrants and 2017 Warrants, respectively, to amend such Original Warrants in the same manner as set forth above (the “Aggregate Warrant Amendment”), except the Expiration Date would be extended until October 10, 2017 (the “Subsequent Expiration Date”) if such Aggregate Warrant Amendment was approved with respect to such class of Original Warrants. The 2015 Requisite Majority approved an amendment of all of the outstanding 2015 Warrants.

This Amendment only amends the item of the Schedule TO that is being amended hereby and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto.

Item 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(c) The Offer to Amend and Exercise expired at 5:00 p.m. Pacific Time on the evening of September 25, 2017 (the “Expiration Date”) with respect to the 2014 Warrants and 2017 Warrants. However, the 2015 Requisite Majority approved an amendment of all of the outstanding 2015 Warrants and holders of 2015 Warrants that did not participate in the Offer to Amend and Exercise as of the Expiration Date had until the Subsequent Expiration Date (the “Subsequent Offer Period”) to exercise the 2015 Warrants, otherwise they would expire unexercised. The 2014 Warrants and 2017 Warrants held by holders that did not participate in the Offer to Amend and Exercise were not amended and will remain outstanding according to their original terms. 2015 Warrants to purchase 268,909 shares of the Company’s common stock were exercised during the Subsequent Offer Period resulting in all of the 2015 Warrants being exercised.

Original Warrants (including 2015 Warrants exercised during the Subsequent Offer Period) to purchase an aggregate of 4,756,163 shares of Common Stock were tendered and exercised in the Offer to Amend and Exercise for aggregate gross proceeds to the Company of approximately $2.83 million. Original Warrants tendered and exercised represent approximately 64% of the Original Warrants outstanding immediately prior to the Expiration Date.

Item 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit “(a)(5)(I)” with the following text thereto:

(a)(5)(I)	Press Release dated October 12, 2017, incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on October 12, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURE BIOSCIENCE, INC.

	By:	/s/ Henry R. Lambert
	Name:	Henry R. Lambert
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: October 12, 2017